                          CONCORD MILESTONE PLUS, L.P.
                             200 Congress Park Drive
                                    Suite 103
                           Delray Beach, Florida 33445

                                                 May 19, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention:  Daniel F. Duchovny,
Office of Mergers & Acquisitions
Attorney-Advisor

     Re:  Concord Milestone Plus, L.P. Schedule 14D-9 filed May 10, 2005
          File No. 005-40562

Dear Ladies and Gentlemen:

Reference is made to the Securities and Exchange Commission (the "Commission")
Staff's letter dated May 17, 2005 (the "Comment Letter") from Mr. Daniel
Duchovny to Concord Milestone Plus, L.P., a Delaware limited partnership (the
"Partnership"), with regard to the Partnership's Schedule 14D-9, filed May 10,
2005 (the "Schedule 14D-9").

The Partnership acknowledges the following:

         (1) the Partnership is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9 and any amendments thereto, which it files with the Commission;

         (2) the Commission Staff's comments or changes to disclosure in response to the Commission Staff's comments in the filings reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filing; and

         (3) the Partnership may not assert the Commission Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Very truly yours,

                                                 /s/ Patrick Kirse

                                                 Patrick Kirse